NexCore Companies LLC

1621 18th Street, Suite 250

Denver, Colorado 80202

December 3, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	NexCore Companies LLC – Request for Withdrawal of Registration Statement on Form S-4 (Registration No. 333-187420)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), NexCore Companies LLC (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s Registration Statement on Form S-4 (Registration No. 333-187420), initially filed with the Commission on March 31, 2013 and amended on May 15, 2013, together with all exhibits thereto (as amended, the “Registration Statement”), with such request to be approved effective as of the date hereof. The Registration Statement was never declared effective, and no securities have been exchanged, sold or issued thereunder.

The Form S-4 was initially filed to facilitate the second phase of a planned restructuring that was expected to occur later this year whereby each of the investors in NexCore Healthcare Capital Corp would exchange their shares of common stock and each of the members of NexCore Real Estate LLC Class B Units would exchange their units for newly-issued units of the Registrant. As a result, the investors would have owned securities in one public company. However, after carefully reviewing the advantages and disadvantages associated with being a public company that files reports with the Commission, the decision was made that it is in the best interest of the Registrant and NexCore HealthCare Capital Corp and its shareholders to not be a public company. Accordingly, the Registrant is not proceeding with the second phase of the planned restructuring.

Because the proposed restructuring will not occur, the Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act.

In accordance with Rule 457(p) under the Securities Act, the Registrant requests that all fees paid to the Commission in connection with the filing of the Registration be credited to the Registrant’s account to be offset against the filing fee for any future registration statement of the Registrant or an affiliate.

We appreciate your assistance, and should you need any additional information, please feel free to contact our counsel, Jeffrey T. Haughey of Husch Blackwell LLP at (303) 749-7231 or Rebecca C. Taylor of Husch Blackwell LLP at (423) 755-2662, at your convenience.

Sincerely,

NexCore Companies LLC

By: /s/ Robert E. Lawless

Name: Robert E. Lawless

Title: Chief Financial Officer

(Principal Financial and Accounting Officer)